SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 -------------

                                   FORM 11-K

                                 -------------


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

    For the Fiscal Year Ended December 31, 2004

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

    For the transition period from _______________ to ______________


Commission File Number: 001-10607
                        ---------


                                  -------------


                   THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
                    AFFILIATED COMPANIES PROFIT SHARING PLAN


                                  -------------


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                            307 NORTH MICHIGAN AVENUE
                             CHICAGO, ILLINOIS 60601

















                                 Total Pages: 13

                                    SIGNATURE
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.



                           THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
                           AFFILIATED COMPANIES PROFIT SHARING PLAN

                           (Registrant)




                           By: /s/ John Gerke
                              --------------------------------------------------
                              John Gerke, Member of the Administration Committee


                           By: /s/ Donna Ball
                              --------------------------------------------------
                              Donna Ball, Member of the Administration Committee




Date: April 22, 2005

The Republic Mortgage
Insurance Company and
Affiliated Companies
Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003
Tax Identification Number: 56-1031043

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Index
December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm.....................1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003..................................................2

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004................................................3

Notes to Financial Statements..............................................4-7

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004...........................................................8

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of The Republic Mortgage Insurance Company and
  Affiliated Companies Profit Sharing Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ PricewaterhouseCooper LLP



Charlotte, North Carolina
April 28, 2005

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The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                         2004           2003
Assets
Investments, at fair value
  Insurance company pooled separate accounts
    Domestic equity                                 $ 11,425,741   $  9,087,239
    Asset allocation                                   2,837,425      2,458,256
    Fixed income                                       1,339,471      1,317,075
    International equity                               1,159,433        847,092
    Flexible equity                                    1,533,871        436,690
                                                    -------------  -------------
                                                      18,295,941     14,146,352

  Parent company common stock pooled account           6,487,026      5,107,879
  Participant loans                                    1,097,476        795,822
  Insurance company guaranteed interest fund,
   at contract value                                  22,612,408     21,972,863
                                                    -------------  -------------
        Total investments                             48,492,851     42,022,916

Employer contributions receivable                      3,563,142      3,921,203
                                                    -------------  -------------
        Total assets                                  52,055,993     45,944,119

Liabilities
Refund of excess participant contributions               100,669        142,684
                                                    -------------  -------------
        Net assets available for benefits           $ 51,955,324   $ 45,801,435
                                                    =============  =============









   The accompanying notes are an integral part of these financial statements.

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The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004
--------------------------------------------------------------------------------

Additions to net assets attributed to
Investment income
  Net appreciation in fair value of investments                    $  1,848,695
  Interest, guaranteed interest fund                                    894,824
  Dividends, common stock pooled account                                227,096
  Interest, participant loans                                            38,853
                                                                   -------------
        Investment income                                             3,009,468
                                                                   -------------
Contributions
  Employer                                                            3,563,142
  Participants                                                        1,351,563
                                                                   -------------
                                                                      4,914,705
                                                                   -------------
        Total additions                                               7,924,173
                                                                   -------------

Deductions from net assets attributed to
Benefits and withdrawals                                              1,764,301
Administrative expenses                                                   5,983
                                                                   -------------
        Total deductions                                              1,770,284
                                                                   -------------
        Net increase                                                  6,153,889

Net assets available for benefits
Beginning of year                                                    45,801,435
                                                                   -------------
End of year                                                        $ 51,955,324
                                                                   =============









   The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

1.    Description of Plan

      The following description of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the
      Summary  Plan   Description   or  the  Plan  document  for  more  complete
      information.

      The Plan is a qualified defined contribution plan covering all employees of Republic Mortgage Insurance Company, RMIC Corporation, and Republic Mortgage Insurance Company of North Carolina (the "Sponsor"). Employees are eligible for coverage at the start of their employment and must elect to enroll in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Contributions
      The Sponsor makes contributions to the Plan at the discretion of the Sponsor's Board of Directors at a sum determined by the Board without regard to current and accumulated profits for the taxable year, for years ending with or within such Plan year. Participants may contribute up to 25% of their compensation pre-tax and 25% after-tax for a combined maximum of 50% of compensation any Plan year. Contributions are subject to certain limitations as prescribed by the Internal Revenue Service. Excess contributions to be returned to participants based on qualification testing totaled $100,669 and $142,684 for the years ended December 31, 2004 and 2003, respectively.

      Vesting
      Participant account balances provided by Sponsor contributions and related allocated earnings become 40% vested after one year of service. Vesting percentages increase by 10% for each additional year, with full vesting after seven years of service.

      Account balances provided by participant contributions and allocated Plan earnings are always fully vested.

      Participant Accounts
      A separate account balance is maintained for each participant and is credited with participant contributions and allocations of Sponsor contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts. Allocations of Plan earnings are based on participants' daily account balances. Sponsor contributions and forfeitures of nonvested accounts are allocated based on annual compensation of participants. Unallocated forfeitures totaled $737,195 at December 31, 2004, and of the total, $369,499 will be allocated in 2005.

      Payment of Benefits
      In the event of retirement,  disability,  or death,  accumulated  benefits
      become  vested  and  are   distributed  to   participants   or  designated
      beneficiaries by lump-sum payment or through various annuity options.

      In the event of termination of employment, participants have the option of receiving vested accumulated benefits through lump-sum distributions, leaving the vested value of their accounts in the Plan until retirement, or transferring amounts into an individual retirement account.

      Participants may withdraw their voluntary contributions at any time.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      Participants may elect to take early withdrawals of employer contributions if they have participated in the Plan for at least five years. Such early withdrawals will not result in suspension of allocations of Sponsor contributions.

      Participant Loans
      Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have no more than two loans outstanding at one time. Loans plus interest must be repaid within five years through payroll deductions. These loans bear interest at the prevailing prime rate at the loan inception date. The loans are collateralized by the vested balance in the participant's account.

2.    Summary of Significant Accounting Policies

      General
      The Plan prepares its financial statements under accounting principles generally accepted in the United States of America.

      Investment Valuation and Income Recognition
      The Plan's guaranteed interest account is valued at contract value. Insurance company pooled separate accounts are reported by Massachusetts Mutual Life Insurance Company (the "Trustee") at the fair value of the underlying investments. The pooled account invests solely in the common stock of Old Republic International ("ORI"), the ultimate parent of the Sponsor. The value of the pooled ORI common stock account is based on the underlying quoted market value of the ORI common stock. Participant loans are valued at unpaid principal balance, which approximates fair value. Net appreciation (depreciation) in fair value of investments includes unrealized and realized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Benefits and Withdrawals
      Benefits and withdrawals are recorded when paid. At December 31, 2004 and 2003, there were no significant amounts due but unpaid to participants.

      Income Tax Status
      The Plan obtained its latest determination letter on April 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

      Use of Estimates
      The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

3.    Investments

      The Plan is invested in a group annuity contract with the Trustee. The contract allows for a participant-directed investment program in commingled subaccounts sponsored by the Trustee. Investment options include fixed income, asset allocation, domestic equity, flexible equity, and international equity subaccount options and a guaranteed interest fund. In addition to the investment options offered through the Trustee, participants may also invest in a pooled account that invests solely in common stock of the Sponsor's parent, ORI.

                                                       2004           2003
      Investments at fair value
      Insurance company separate accounts
        Domestic equity subaccounts
          Large cap value                        $  3,330,726 *   $  2,472,478 *
          Small cap equity                          2,657,733 *      2,139,805 *
          Indexed equity                            2,477,347        2,072,008
          Small cap growth                          1,006,588          888,682
          Mid cap value                             1,579,096        1,261,717
          Large cap growth                            404,251          252,548
                                                 -------------    -------------
                                                   11,425,741        9,087,238
                                                 -------------    -------------
        Asset allocation subaccounts
          Balanced                                  2,837,425 *      2,458,256 *
        Fixed income subaccount
          Core bond                                 1,339,471        1,317,075
        Flexible equity subaccount
          Growth and income                         1,533,871          436,690
        International equity subaccount             1,159,433          847,093
      ORI common stock pooled account               6,487,026 *      5,107,879 *
                                                 -------------    -------------
                                                 $ 24,782,967     $ 19,254,232
                                                 =============    =============
      Investment at contract value
      Guaranteed interest fund                   $ 22,612,408 *   $ 21,972,863 *
                                                 =============    =============

      *Exceeds 5% of Plan assets at December 31, 2004 and 2003.

      The net appreciation in fair value of the Plan's investments for the year ended December 31, 2004, was $1,848,695.

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The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

4.    Guaranteed Interest Fund

      The Plan holds an investment contract with Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments, charges for Plan withdrawals, and a proportionate share of administrative expense charges by Massachusetts Mutual Life Insurance Company. The contract is included in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses, because it is considered fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract at December 31, 2004 and 2003 was $22,612,408 and $21,972,863, respectively. The average yield and crediting rates ranged from 4.5% and 4.7% for 2004 and 2003. The crediting rate is adjusted every six months with the issuer, but cannot be less than 3%.

5.    Related Party Transactions

      Certain Plan investments are insurance separate accounts sponsored by Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Sponsor on behalf of the Plan for the investment management services amounted to $73,223 for the year ended December 31, 2004.

6.    Plan Termination

      Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

      In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.    Reconciliation to Form 5500

      There are no reconciling items from these financial statements to the Plan's Form 5500 for the year ended December 31, 2004.

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                              Supplemental Schedule

Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004                                                   Schedule I
--------------------------------------------------------------------------------
(a)             (b)                           (c)              (d)       (e)

                                         Description of
                                      Investment Including
    Identity of Issue, Borrower,        Number of Units                Current
      Lessor, or Similar Party        and Rate of Interest    Cost      Value


    Insurance separate accounts
 *  Domestic equity subaccount
      Large Cap Value                            20,912             $ 3,300,726
      Small Cap Equity                            2,706               2,657,733
      Indexed Equity                              7,883               2,477,347
      Small Cap Growth                            6,644               1,006,588
      Mid Cap Value                               7,691               1,579,096
      Large Cap Growth                            2,763                 404,251
                                                                   -------------
                                                                     11,425,741

 *  Asset allocation subaccount
      Balanced                                   22,604               2,837,425
 *  Fixed income subaccount
      Core bond                                     984               1,339,471
 *  Flexible equity subaccount
      Growth and Income                          23,523               1,533,871
 *  International Equity Subaccount               3,617               1,159,433
 *  ORI Common Stock Pooled Account             225,524               6,487,026
 *  Guaranteed Interest Fund                    220,818              22,612,408
    Participants loans                       4% to 9.5%               1,097,476
                                                                   -------------
                                                                   $ 48,492,851
                                                                   =============

Note:  Historical cost not provided by the recordkeeper.
* Indicates an assets which is a party-in-interest to the Plan.